SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), hereby informs its shareholders that, as approved at the General and Extraordinary Shareholders’ Meeting held on April, 29, 2019 (“General Meeting”), the Company will pay dividends to the Company’s shareholders of preferred shares classes “A” and “B”, as provided in the Company’s Bylaws (“Dividends”).

The total amount of Dividends to be paid to the holders of preferred shares issued by the Company is approximately R$ 368,868 (three hundred and sixty-eight million, eight hundred and sixty-eight thousand reais) equivalent to R$ 1.85151809872 per preferred share class “A” and R$ 1.38863857404 per preferred share class “B”, in the base-date December, 31, 2018.

The total amount of Dividends to be paid to the holders of ordinary shares issued by the Company is approximately R$ 881,132 (eight hundred and eight-one million, one hundred and thirty-two thousand reais) equivalent to R$ 0.81057158320 per share class, in the base-date December, 31, 2018.

These amounts will be updated based on the positive variation of the SELIC rate, pro rata temporis, from January 01, 2019 until the effective payment date, which will occur until December 31, 2019 in due course as resolved by the shareholders meeting at the General Meeting, in Compliance with article 205, paragraph 3, of Federal Law Nº 6,404 of December 15, 1976, as amended.

The updated amounts per share of the respective Dividends will be duly disclosed by the Company on the occasion of its payment, and it will be entitled to receive the Dividends the Company’s shareholders preferred shares of classes “A” and “B” and ordinary shares in the shareholder base of April 29, 2019, and, as of April 30, 2019, including, the preferred share of class “A” and “B” and ordinary shares issued by the Company will be traded “ex” these Dividends.

Class of Shares	31.12.2018	29.04.2019
PNA	1.85151809872	1.88880743285570
PNB	1.38863857404	1.41660557464177
ON	0.81057158320	0.82689638965355

For shareholders with shares held by the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the amounts will be paid to the “B3”, which will pass along them to the shareholders, through the custody agents. The payment to the order shareholders will be made through current account credit, according the registration data of the respective shareholders, existing in Banco Bradesco S.A. The shareholders whose records are out of date, should go to a Bradesco branch to update the registration data and receive the dividend.

Rio de Janeiro, April 29, 2019.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.